                           Filed by Corixa Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                           Under the Securities Exchange Act of 1934
                           Subject Company: Coulter Pharmaceutical Inc. (Commission File No. 0-21905)

SLIDES SHOWN IN ROADSHOW PRESENTATIONS

[Corixa Logo]

[Corixa Logo]   The Immunotherapy Powerhouse

FORWARD LOOKING STATEMENTS

Except for the historical information presented, certain matters discussed in this presentation are forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made. They are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Such risks and uncertainties include risks associated with product discovery and development as well as risks detailed from time to time in the companies' public disclosure filings with the U.S. Securities and Exchange Commission (SEC), including its Quarterly Reports on Form 10-Q, copies of which are available from the companies' investor relations department. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release.

[Corixa Logo]

TERMS OF TRANSACTION

-   One of the largest biotech/biotech mergers in history

-   Exchange ratio of 1.003 shares of Corixa for every 1.000 share of Coulter

-   At the close of the transaction company ownership will be as follows:

    -   56% held by Corixa shareholders

    -   44% held by Coulter shareholders

    [Corixa Logo]

TRANSACTION TIMING

-   S-4 Registration Statement Filing

    -   Approximately 3 weeks

-   SEC Response and Reply

-   Proxy Mailing

    -   As soon as S-4 declared effective

-   Shareholders' Meetings

    -   Mid-December

-   Closing

    -   Immediately after shareholders' meetings

-   Approximate Cash Position at Closing

    -   In excess of $170MM

    [Corixa Logo]

ABOUT CORIXA SEATTLE corporate headquarters antigen discovery and validation SOUTH SAN FRANCISCO Ab therapeutics, targeted oncology and autoimmune disease therapeutics MONTANA GMP manufacturing adjuvants

    [Corixa Logo]

INVESTMENT HIGHLIGHTS

- Combination of two leading biotechnology companies to create immunotherapy leader

-   Technology and product rich

    -   Industrialized antigen discovery machine

    -   Antibody therapeutics

    -   Targeted oncologics

    -   "Powered by Corixa" approach to component technologies

-   Diverse pipeline, with multiple late stage product opportunities

-   Strong partners - targeted sales force

    [Corixa Logo]

COMBINATION STRATEGY

-   A large diverse pipeline

    -   Now 16 clinical programs, 22 pre-clinical programs

-   Antigen to product capability

    -   Antigen discovery platform

    -   Therapeutic antibodies -- cytotoxic and radionuclide linkage

    -   Delivery and adjuvant technology for vaccines

-   Retain greater share of product revenue

    -   Selectively market products using targeted sales force

    -   Partner regionally, partner later

- Create a critical mass of technologies, products and capabilities that cannot be ignored

-   Build targeted salesforce for niche products

    -   Lead product, Bexxar, significant near term revenue potential

    -   Key asset for certain products within pipeline

    -   Acquire or in-license related products/technologies

    - Includes acting as investor in exchange for Mabs, antigens, delivery technologies; most diseases considered

-   Serve as a focal point for future consolidation in immunotherapy

    [Corixa logo]

THERAPEUTIC AREAS

Cancer

-   Bexxar

-   Melacine

-   Defined-antigen tumor vaccines

Autoimmune Disease

-   PVAC treatment for psoriasis

-   Anergix.RA/MS

-   Anti IFN Receptor monoclonal antibody

Infectious Disease

-   MPL in multiple infectious disease vaccines (hepatitis, herpes)

-   Tb vaccine

-   Chlamydia vaccine

    [Corixa logo]

MAJOR PARTNERS

SmithKline Beecham
Schering Plough
Wyeth-Lederle Vaccines
Merck & Company
Organon/Akzo
Japan Tobacco
Zenyaku Kogyo
Zambon Group spa
Biomira
Allergy Therapeutics

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


Rhein Biotech
QLT PhotoTherapeutics
Abgenix
Medarex
Medicis

[Corixa logo]

TECHNOLOGY PLATFORMS

Novel and Disease Specific Antigens
Autoimmune Disease Vaccines -- AnergiX, AnervaX
Ab Therapeutics
Targeted Oncologics -- linkage of radiolabel or ultra potent cytotoxics to abs or peptides

Novel Adjuvants

[Corixa logo]

ANTIGEN DISCOVERY "ENGINE"

[graphic depicting "engine" process and with following language]
Normal Tissue, Diseased Tissue, cDNA and Protein

[arrow pointing to following words]
Gene Expression Profiling- Quantitative PCR- Full Length

Cloning- Immunohistochemistry- Immunogenicity/Antigenicity In Vitro/In Vivo

[arrow pointing down to following words]
Novel and Disease-specific Antigens

[arrow pointing across to following words]
Vaccines

Antibodies naked, radiolabeled, or coupled with cytoxic drugs

Diagnostics

[Corixa logo]

PRODUCT DEVELOPMENT TECHNOLOGIES

Antibodies -- cancer, autoimmune, infectious disease

Targeted Oncologics -- cancer
Vaccines -- cancer, autoimmune, infectious disease

[Corixa logo]


ANTIBODY EXPERTISE

-   Extensive antigen collection

-   Generation either internally or with Corixa partners

    -   Immgenics

    -   Kirin

    -   Dyax

    -   Medarex, Abgenix (auction)

    -   Purdue Pharma (synthebody)

-   Product development - linkage technology

    -   Radionuclide and ultra potent cytotoxics

[Corixa logo]


VACCINE EXPERTISE


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


-   Extensive antigen collection

-   Antigen delivery

    -   Microspheres for both Ab and CTL response

    -   Protein, DNA or peptide format

-   Adjuvants

    -   MPL, ENHANZYN

    -   Synthetics from Ribi AGP file

[Corixa logo]

TARGETED ONCOLOGICS

-   Radionuclide or cytotoxic drug conjugated antibodies

    -   ultrapotent cytotoxics

    -   new class of chemotherapeutics

    -   1000 fold more potent than standard chemotherapy

-   Tumor activated pro-drugs

    -   Peptide delivery of doxorubicin (CP1-0004)

    -   Better anti-tumor activity, overcomes chemotherapy resistance

[Corixa logo]

POWERED BY CORIXA(TM)   Ex Vivo  Adjuvants  Diagnostics

[Corixa logo]

PRODUCT PIPELINE PHASE III

Bexxar(TM) Radiolabeled Antibody SmithKline Beecham

Melacine(R) melanoma vaccine Schering Plough

MPL(R) vaccine adjuvant[vaccination to prevent infectious diseases] SmithKline Beecham

MPL(R) vaccine adjuvant [vaccination for treatment of allergies] Allergy Therapeutics, LTD.

ENHANZYN(TM) adjuvant [vaccination for treatment of cancer] Biomira, Inc.

[Theratope]

[Corixa logo]

PRODUCT PIPELINE PHASE II

AnervaX.RA(TM) peptide vaccine [treatment of arthritis]

PVAC(TM) [treatment of psoriasis] Medicis (US, CA) Zenyaku Kogyo(JPN)

AnergiX.RA(TM) complex [treatment of arthritis] N.V. Organon

AnergiX.MS(TM) complex [treatment of multiple sclerosis]

Bexxar(TM) + chemotherapy [treatment of cancer] SmithKline Beecham

Bexxar(TM) [treatment of CLL] SmithKline Beecham

[Corixa logo]

PRODUCT PIPELINE PHASE I

Microsphere delivery and LeIF [use in vaccination for treatment of cancer] Zambon, SB, Japan Tobacco

Her-2/neu vaccine [treatment of breast and ovarian cancer] SmithKline Beecham

Muc-1 peptide vaccine [treatment of pancreatic cancer]

Leishmania vaccine Gates Foundation

Adjuvants [photodynamic therapy] QLT

[Corixa logo]


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PRODUCT PIPELINE SELECTED PRE-CLINICAL PROGRAMS

WT-1 vaccine [treatment of leukemia]

MAb [treatment of candidiasis]

Tuberculosis vaccine   SmithKline Beecham

Ribi.529 vaccine adjuvant Rhein Biotech

Anti-IFNAR [treatment of autoimmune disease]

[Corixa logo]

BEXXAR(TM)

Antibody Targeted

Micro-Radiation Therapeutic

[Corixa logo]

BEXXAR

-   Provides Dual Mechanism of Action

    -   Antibody triggers apoptosis and recruits human immune system

    -   Microradiation of tumor 131Iodine

-   Permits Patient-Specific Dosing

    -   Higher efficacy and better safety

-   Eliminates Residual Disease

    -   Higher complete response rates

[Corixa logo]

SELECTIVE TUMOR TARGETING

Bexxar Precision

[Graph depicting dose of energy compared to tissue tolerance and absorbed dose from Bexxar in certain organs -- points are as follows:

Bone Marrow -- absorbed dose from Bexxar -- approximately 100 dose of energy

Bone Marrow -- tissue tolerance -- approximately 700 dose of energy

Lungs -- absorbed from Bexxar -- approximately 300 dose of energy

Lungs -- tissue tolerance -- approximately 2,500 dose of energy

Bladder -- absorbed dose from Bexxar -- approximately 250 dose of energy

Bladder -- tissue tolerance -- approximately 6,000 dose of energy

Liver -- absorbed from Bexxar -- approximately 350 dose of energy

Liver -- tissue tolerance -- approximately 3,700 dose of energy

Kidneys -- absorbed from Bexxar -- approximately 900 dose of energy

Kidneys -- tissue tolerance -- approximately 3,000 dose of energy

Tumor -- absorbed dose from Bexxar -- approximately 2,500 dose of energy

[Corixa logo]

BEXXAR'S BROAD POTENTIAL   B-CALL MALIGNANCIES

[Graph depicting number of U.S. patients compared to CLL, high-grade malignancies, intermediate malignancies, transformed malignancies and low-grade malignancies as follows:


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Low-grade malignancies -- approximately 100,000 patients

Low-grade transformed malignancies -- approximately 130,000 patients

All NHL: Low-grade malignancies -- approximately 100,000 patients, transformed malignancies -- approximately 120,000 patients, intermediate malignancies -- approximately 230,000 patients, high-grade malignancies -- approximately 280,000 patients

All B-cell: Low-grade malignancies -- approximately 100,000 patients, transformed malignancies -- approximately 120,000 patients, intermediate malignancies -- approximately 230,000 patients, high-grade malignancies -- approximately 260,000 patients, CLL malignancies -- approximately 320,000 patients

[Corixa logo]

PIVOTAL PHASE III TRIAL RESULTS

-   Data from 60-patient Trial

-   Refractory to Chemotherapy


    -   Prior response less than 6 months

-   Clinical Endpoint: Duration of Response

    -   Compare Bexxar(TM) to prior chemotherapy

-   Response Confirmed by Independent Panel

[Corixa logo]

PIVOTAL PHASE III TRIAL RESULTS

Superior to Chemotherapy

Chemotherapy                    Bexxar(TM)                              Prior
Longer Duration of              78%                  vs.                 22%
Response* (p value
less than 0.001)

Overall Response                 65%                 vs.                 28%
Rate (p value less
than 0.001)

Complete Response               17%                  vs.                 3%
Rate (p value less
than 0.01)

*  Non-equivalent cases


[Corixa logo]

FIRST-LINE THERAPY TRIAL

-   First Stand-alone, First-line Trial of Mab as Treatment for Cancer

-   Newly Diagnosed Low-grade NHL

-   Enrollment Complete with 76 Patients

-   Data Presented in May 2000

    -   76% complete response

    -   21% partial response

    -   3% no response

[Corixa logo]

COMBINATION FIRST-LINE THERAPY

Bexxar Makes the Difference


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


Fludarabine Response [arrow to] Combined Response After Bexxar
[Two pie charts -- First pie chart (Fludarabine Response) shows: CR 2 (14%), NR (7%), PR 11 (79%); Second pie chart (Combined Response After Bexxar) shows:
CR 10 (71%), PR 4 (29%)]

Fourteen patients treated.  Three have progressed.  1 developed HAMA.  ASH
1999

[Corixa logo]

BEXXAR EXPANSION TRIALS
Phase II First-line                                              Fully enrolled
Phases II Fludarabine + Bexxar(TM): 1st-line LG                  Fully enrolled
Phase II Rituximab Failure                                       Fully enrolled
Phase II Unlabeled vs. Labeled                                   Fully enrolled
Phase II:  CHOP + Bexxar(TM): 1st-line LG                        Fully enrolled
Phase I less than 25% Bone Marrow Involvement                    Ongoing
Phase I CLL                                                      Ongoing
Phase II 1st/2nd Relapse (UK)                                    Ongoing

[Corixa logo]

BEXXAR INTELLECTUAL PROPERTY

-   Composition-of-matter

-   Method-of-use

-   Formulation

-   Manufacturing

-   Technical know-how

-   Trade secrets

[Corixa logo]

BEXXAR REGULATORY PROCESS

-   BLA Submission September 15, 2000 [checkmark]

-   Priority review confirmed [checkmark]

-   BLA Acceptance Q4'00

-   Panel Review Q1 '01

-   Approval Q2 '01

[Corixa logo]

PREPARING FOR BEXXAR COMMERCIALIZATION

-   Finishing deployment of U.S. Sales Force

-   Optimizing Distribution Channels

-   Developing Reimbursement Programs

-   Radiolabeling at Commercial Scale

-   Finalizing Expanded Packaging Facility

-   Preparing Site and Sales Representative Training Programs

[Corixa logo]


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


MELACINE(R)

Therapeutic Vaccine for Melanoma Partnered with Schering Plough

[Corixa logo]

MELACINE  ALLOGENIC MELANOMA VACCINE

Adjuvant -- ENHANZYN(TM) 250ug CWS +25 ug MPL [arrow to] Melacine

Melanoma Antigen -- Melanoma Lysate 20x10(6) tumor cell equivalents [arrow to] Melacine gp100

GD3

Melan A/MART 1

MAGE Antigens

Tyrosinase

HMW -- MAA

[Corixa logo]

MELACINE CLINICAL SUMMARY

-   Phase I: One study, 48 patients

    -   Stage 3 & 4 melanoma

-   Phase II: Seven studies, 128 patients

    -   Stage 3 & 4 melanoma with measurable tumor

    -   Integrated results -- 9% CR + PR

    -   Median survival 33.7 months for responders

-   Phase III: Three studies, 1082 patients

    -   Melacine vs. chemotherapy (stage 4)

    -   Melacine + Intron A vs. Intron A (stage 4)

    -   Melacine vs. observation (stage 2)

[Corixa logo]

MELACINE ADJUNCTIVE THERAPY, STAGE 2 MELANOMA

Phase III Trial (Southwest Oncology Group Study 9035)

Stage 2 Melanoma Surgical Removal

Melacine (40 doses over 2 years) 346 patients

Observation-Control -- 343 patients

Evaluate for Disease Recurrence

[Corixa logo]

MELACINE PIVOTAL TRIAL RESULTS

-   Stage II disease

    -   Improved disease free survival post surgery (p=.04)

    -   Greater benefit in patients with smaller (<3mm) thick tumors (p=.018)

-   Stage IV disease

    - Melacine + Intron A therapy resulted in greater survival in women than did treatment with Intron A (p=.018)

[Corixa logo]

MELACINE BLA FILING

-   Centered on Stage II disease

    -   Prolongation of disease free survival

-   Comprehensive tabulation of all studies

-   Data sweep through December 2000

-   Anticipated filing Q2:2001

[Corixa logo]

PVAC(TM)

Potential Treatment for Moderate to Severe Plaque Psoriasis


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


CLINICAL DEVELOPMENT TIMELINE

-   Initiated Phase II US trial end of Jan 2000

- Additional recommendations by FDA to increase sample size and modify statistical plan

    - Sample size was increased from 132 to 240 patients (now 60 patients/group)

    - More detailed statistical analysis plan with one primary efficacy objective

-   Accrual for US Phase II completed (N=240) in August 2000

    [Corixa logo]

CLINICAL DEVELOPMENT TIMELINE

- Per protocol, trial can not be unblinded until all date queries are resolved and the data base is locked (December 2000)

- Preliminary data from US Phase II trial to FDA by Q1, 2001 to discuss Phase III plans

-   Site of PVAC fermentation changed to Montana facility in Q4, 2000 - Q1, 2001

    [Corixa logo]

POTENTIAL PVAC ADVANTAGES

-   Ease of administration -- 2 injections

-   Durability of response post administration

-   Side effects limited to minor (7x10mm) injection site reaction

- Rapidity of response -- many patients show significant reduction in PASI in six weeks or less

-   Less expensive to produce than MAbs

    [Corixa logo]

PVAC PARTNERS

-   Zenyaku Kogyo -- Japan

-   Medicis -- USA, Canada

-   Other Territories under discussion include Europe, Asia (excluding Japan)
    +/-ROW

    [Corixa logo]

MPL(R) -- VACCINE ADJUVANT

-   Tested in thousands of patients

-   Enhances Th1 driven antibody response

-   Multiple Phase III trials ongoing or completed

    -   Hepatitis B (efficacy established)

    -   Herpes Virus (efficacy in women established)

-   Subject of multiple partnerships

    [Corixa logo]

HEPATITIS B VACCINE

% of Subjects with Protective Ab Levels

[Graph depicting percentage of subjects with protective Ab levels. Vertical goes from 0 to 100 and measures percentage; Horizontal goes from 0 to 7 and measures dose regimen in months. Energix and Energix + MPL 1st dose is at points 0% and 0 months, 25% at approximately 10 days, 80% at approximately 25 days, 75% at approximately 1 month, 100% at approximately 35 days, at which point it levels off. Energix only, 25% at approximately 1 month, 60% at approximately 35 days, 45% at approximately 45 days, 48% at approximately 2 months, 50% at approximately 3 months, levels until approximately 5.5 months, at which point it rises to 100% at six months. Energix and Energix + MPL dose regimens given at 0, 1 and 6 months.]

[Corixa logo]


CLINICAL MILESTONES

-   Phase I/II AnergiX.RA(TM)

-   Ribi.529 adjuvant IND, Argentina

-   Bexxar BLA Acceptance

-   Bexxar Data at ASH

-   MPL(TM)/Energix B(R) EU regulatory filing

-   Bexxar Advisory Panel Review

-   Phase II PVAC

-   Phase III Melacine Data Sweep

-   Complete Phase I Her-2/neu vaccine

-   Additional tumor and/or infectious disease vaccine IND

[Corixa logo]


PARTNERING TARGETS

-   Bexxar -- Ex -- US

-   PVAC -- EU

-   AnergiX.MS

-   WT-1 Leukemia Vaccine

-   Ribi.529 synthetic adjuvant

-   Ribi.552 cardio-protectant

-   Cancer Diagnostics

[Corixa logo]


CORIXA CLINICAL PIPELINE

Compound            Disease        Program     Preclinical      Clinical             Preparing
                    Indication                                  Development           License
                                                                Phase I              Application
                                                                Phase II
                                                                Phase III
Bexxar              lymphoma       Ab          [completed]      [completed]            Filed
Melacine            Stage II       Vaccine     [completed]      [completed]          Approved in
                    melanoma                                                         Canada, BLA
                                                                                     being prepared

MPL                 allergy        Adjuvant    [completed]      Marketed on
                                                                named patient


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


                                                                  basis in
                                                                  Europe

MPL                 Hepatitis B    Adjuvant    [completed]        [completed]
                    vaccine

MPL                 Herpes virus   Adjuvant    [completed]        [completed]
                    vaccine

ENHANZYN            Theratope      Adjuvant    [completed]        [completed]

PVAC(TM)            psoriasis      Vaccine     [completed]        [completed
                                                                  through
                                                                  Phase II]

AnervaX.RA          rheumatoid     Vaccine     [completed]        [completed
                    arthritis                                     through
                                                                  Phase II]

AnergiX.RA          rheumatoid     Vaccine     [completed]        [completed
                    arthritis                                     through
                                                                  Phase II]

AnergiX.MS          multiple       Vaccine     [completed]        [completed
                    sclerosis                                     through
                                                                  Phase II]

Bexxar+chemo        Low+           MAb         [completed]        [completed
therapy             intermediate                                  through
                    NHL                                           Phase II]

Bexxar              CLL            MAb         [completed]        [completed
                                                                  through
                                                                  Phase II]

Her2/neu           breast/ovarian  MAb         [completed]        [completed
                   cancer                                         through
                                                                  Phase I]

Muc-1              pancreatic      MAb         [completed]        [completed
                   cancer                                         through
                                                                  Phase I]

Leishmania         leishmania      Vaccine     [completed]        [completed
vaccine                                                           through
                                                                  Phase I]

Microsphere        breast cancer   Delivery    [completed]        [completed
delivery                                                          through
                                                                  Phase I]

ENHANZYN/MPL       Photodynamic    Adjuvant    [completed]        [completed
                   therapy                                        through
                                                                  Phase I]

CORIXA PRECLINICAL PIPELINE

Potential Product                  Disease Indication             Type
Prostate Cancer Vaccine            Prostate Cancer                Vaccine

Breast Cancer Vaccine              Breast Cancer                  Vaccine

Colon Cancer Vaccine               Colon Cancer                   Vaccine

Lung Cancer Vaccine                Lung Cancer                    Vaccine

Ovarian Cancer Vaccine             Ovarian Cancer                 Vaccine

Mammaglobin Vaccine                Breast Cancer                  Vaccine

  WT-1 Vaccine                     Leukemia, Myelodysplasia       Vaccine

  CPI-0005                         Solid tumors                   TAP

  UTAP                             Cancer                         TAP

Antibody-TST Chemo labeled         Cancer                         Mab

Antibody-TST Radio-labeled         Cancer                         Mab

CORIXA PRECLINICAL PIPELINE

Potential Product                  Disease Indication             Type
Growth Factor Antagonist           Solid Tumors                   TST

Duocarmycian B2                    Cancer                         TAP

IFNAR-1                            Autoimmunity Transplantation   Mab


Chlamydia Vaccine                  Sexually Transmitted           Vaccine
                                   Disease

Anti-Phosphomannan                 Candidiasis                    Mab

Tuberculosis Vaccine               Tuberculosis                   Vaccine

  RC-552                           Ischemic Reperfusion           AGP
                                   Injury

Leukemia Vaccine                   Leukemia                       Vaccine

Lymphoma Vaccine                   Lymphoma                       Vaccine

Pancreatic Cancer Vaccine          Pancreatic Cancer              Vaccine

Anti-CXCR3 Receptor Mab            Inflammatory Disease           Mab


INVESTMENT HIGHLIGHTS

- Combination of two leading biotechnology companies to create immunotherapy leader

-   Technology and product rich

    -   Industrialized antigen discovery machine


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


    -   Antibody therapeutics

    -   Targeted oncologics

    -   "Powered by Corixa" approach to component technologies

-   Diverse pipeline, with multiple late stage product opportunities

-   Strong partners - targeted sales force

[Corixa logo]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Corixa plans to file a Registration Statement on SEC Form S-4 in connection with the merger, and Corixa and Coulter expect to mail a Joint Proxy Statement/Prospectus to stockholders of Corixa and Coulter containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Corixa, Coulter, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained:

          - from Corixa by completing the material request form located in the "request materials" section of Corixa's website at http://www.corixa.com/financials/index.htm or by mail to Corixa, 1124 Columbia Street, Suite 200, Seattle, Washington 98104-2040, attention: Investor Relations, telephone: (206)754-5711; or

          - from Coulter by directing a request through the Investors Relations portion of Coulter's website at http://www.coulterpharm.com or by mail to Coulter, 600 Gateway Boulevard, South San Francisco, California 94080, attention: Investor Relations, telephone: (650)553-1190.

In addition to the Registration Statement and the Joint Proxy Statement/ Prospectus, Corixa and Coulter file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Corixa or Coulter at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Corixa's and Coulter's filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at http://www.sec.gov.

Interests of Certain Persons in the Merger.

Coulter will be, and certain of Coulter's directors and executive officers may be, soliciting proxies from Coulter stockholders in favor of the adoption of the merger agreement. In addition, Corixa will be, and certain of Corixa's directors and executive officers may be, soliciting proxies from Corixa stockholders in favor of the adoption of the merger agreement. The directors and executive officers of Coulter and the directors and executive officers of Corixa may be deemed to be participants in Coulter's and Corixa's solicitation of proxies.

The directors and executive officers of Coulter have interests in the merger, some of which may differ from, or may be in addition to, those of Coulter's stockholders generally. For a description of such interests and a list of each company's directors and executive officers, please see the press release filed with the SEC pursuant to Rule 425 by Corixa and Coulter on October 16, 2000.

[Corixa logo]

[Corixa Logo]   The Immunotherapy Powerhouse


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